SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                            Kellstrom Industries, Inc.
                                 (Name of Issuer)

                                   Common Stock
                          (Title of Class of Securities)

                                    488035106
                                  (Cusip Number)

                                  David C. Haley
                               HBK Investments L.P.
                           777 Main Street, Suite 2750
                             Fort Worth, Texas  76102
                                  (817) 870-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 21, 1997
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Person:

         HBK Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 0
Number of
Shares
Beneficially  8.   Shared Voting Power: 0
Owned By
Each
Reporting          9.   Sole Dispositive Power: 0
Person
With
              10.  Shared Dispositive Power: 0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         581,824 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 6.9%(2)

14.      Type of Reporting Person: PN


----------------------------
(1) Includes 581,824 shares obtainable upon conversion of the Issuer's 5.75% Convertible Subordinated Notes due 2002 (the "Bonds") as follows: (i)36,364 shares obtainable upon conversion by HBK Securities Ltd. of $1,000,000 principal amount of the Bonds held by HBK Securities Ltd., (ii) 278,876 shares obtainable upon conversion by HBK Finance L.P. of $7,669,000 principal amount of the Bonds held by HBK Finance L.P.; and (iii) 266,584 shares obtainable upon conversion by HBK Offshore Fund Ltd. of $7,331,000 principal amount of the Bonds held by HBK Offshore Fund Ltd. Pursuant to an Investment Management Agreement, upon conversion by HBK Securities Ltd. and HBK Offshore Fund Ltd. of the Bonds held by each such entity, the Reporting Person will have sole voting and dispositive power over the shares obtainable thereby and neither of HBK Securities Ltd. nor HBK Offshore Fund Ltd. will have any beneficial ownership of such shares. Pursuant to an Amended and Restated Management Agreement, upon conversion by HBK Finance L.P. of the Bonds held by such entity, the Reporting Person will have shared voting and dispositive power over the shares obtainable thereby.

(2) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 8,460,598.

1.       Name of Reporting Person:

         HBK Main Street Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 0

14.      Type of Reporting Person: PN

1.       Name of Reporting Person:

         HBK Finance L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         278,876(1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 3.4% (2)

14.      Type of Reporting Person: BD

----------------------------
(1) Represents shares obtainable upon conversion of $7,669,000 principal amount of the Bonds. Pursuant to an Amended and Restated Management Agreement, upon conversion, voting and dispositive power over these shares will be shared with HBK Investments, L.P.

(2) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 8,157,650.

         Pursuant to Rule 13d-2(a) of Regulation 13D-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated November 5, 1997 (the "Schedule 13D"), relating to the Common Stock, par value $0.001 per share, of Kellstrom Industries, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

         Paragraph 2(a) of Item 2 is hereby partially amended by adding at the end thereof the following:

         On November 12, 1997, Main Street ceased to be a Reporting Person.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and restated in its entirety as follows:


The source and amount of the funds used or to be used by each of the Reporting Persons to purchase the Bonds reported herein are set forth below.

         REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

         Investments         Working Capital
                             and Other (1)            $ 8,446,222 (2)

         Finance             Working Capital
                             and Other (1)            $ 7,770,386

         (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. A portion of the funds reported herein was obtained from Bear, Stearns & Co. Inc., Prime Dealer Services, Inc., and Morgan Stanley International, Ltd. as margin loans to acquire the Bonds, and the remainder was obtained from Working Capital.

         (2) Represents $7,388,587 expended by HBK Offshore Fund Ltd. ("Offshore") to purchase $7,331,000 principal amount of the Bonds and $1,057,635 expended by HBK Securities Ltd. ("Securities") to purchase $1,000,000 principal amount of the Bonds, as to which neither of Offshore nor Securities has any beneficial ownership.

ITEM 4.  PURPOSE OF TRANSACTION.

         No material change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Paragraphs 5(a) - (c) of Item 5 are hereby amended and restated in their entirety to read as follows:

         (a)

         Reporting Persons

         Pursuant to an Investment Management Agreement with Offshore, Investments may, pursuant to Rule 13d-3(d)(1)(i), be deemed to be the beneficial owner of 266,584 shares of Stock obtainable upon conversion of $7,331,000 principal amount of the Bonds held by Offshore, which constitutes approximately 3.2% of the 8,460,598 shares of the Stock deemed to be outstanding thereunder. Also, pursuant to an Investment Management Agreement with Securities, Investments may, pursuant to Rule 13d-3(d)(1)(i), be deemed to be the beneficial owner of an additional 36,364 shares of Stock obtainable upon conversion of $1,000,000 principal amount of the Bonds held by Securities, which constitutes approximately 0.4% of the 8,460,598 shares of the Stock deemed to be outstanding thereunder. Finally, pursuant to an Amended and Restated Management Agreement, Investments may, pursuant to Rule 13d-3(d)(1)(i), be deemed to be the beneficial owner of 278,876 shares of the Stock obtainable upon conversion of $7,669,000 principal amount of the Bonds held by Finance, which constitutes approximately 3.3% of the 8,460,598 shares of the Stock deemed to be outstanding thereunder.

         Main Street has no beneficial ownership of any shares of Stock.

         Pursuant to Rule 13d-3(d)(1)(i), Finance may be deemed to be the beneficial owner of 278,876 shares of Stock obtainable upon conversion of $7,669,000 principal amount of the Bonds held by Finance, which constitutes approximately 3.4% of the 8,157,650 shares deemed to be outstanding thereunder.

         Controlling Persons

         Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of 581,824 shares of the Stock, which constitutes approximately 6.9% of the 8,460,598 shares of the Stock deemed to be outstanding.

         Each of (1) Fund, as sole general partner of Main Street and Finance,
(2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 278,876 shares of the Stock, which constitutes approximately 3.4% of the 8,157,650 shares of the Stock deemed to be outstanding.

         Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 581,524 shares of the Stock, which constitutes approximately 6.9% of the 8,460,598 shares of the Stock deemed to be outstanding.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         None of the Item 2 Persons has the power to vote or to direct the vote or to dispose or to direct the disposition of and shares of the Stock.

         (c)

         Since the last filing on Schedule 13D, the Reporting Persons have purchased and sold shares of the Stock in open market transactions on the Nasdaq National Market as follows:

                              NUMBER OF SHARES
                                PURCHASED (P)         PRICE PER
REPORTING PERSON   DATE          OR SOLD (S)            SHARE

Investments (1)    11/04/97       (5,800)(S)          $  21.75
Main Street        11/04/97       (5,100)(S)          $  21.75
Investments (1)    11/05/97      (57,800)(S)          $  21.94
Main Street        11/05/97      (51,200)(S)          $  21.94
Finance            11/12/97       28,450 (P)          $  22.06
Main Street        11/12/97      (28,450)(S)          $  22.06
Investments (1)    11/12/97      (19,850)(S)          $  22.06
Investments (1)    11/12/97       19,850 (P)          $  22.06
Finance            11/14/97        1,000 (P)          $  25.13
Investments (2)    11/14/97        1,000 (P)          $  25.13
Finance            11/21/97       12,100 (P)          $  26.69
Investments (2)    11/21/97       13,300 (P)          $  26.69

(1) These shares of Stock were purchased or sold by Offshore, which has no beneficial ownership of such shares of Stock pursuant to an Investment Management Agreement with Investments.

(2) These shares of Stock were purchased or sold to Securities, which has no beneficial ownership of such shares of Stock pursuant to an Investment Management Agreement with Investments.

         In addition, since the last filing on Schedule 13D, the Reporting Persons have purchased (P) or sold (S) Bonds in over-the-counter transactions on PORTAL, as follows:

                                 FACE AMOUNT        PRICE PER $100
REPORTING PERSON   DATE         OF DEBENTURES        FACE AMOUNT

Investments (1)    11/04/97       265,000 (P)         $ 100.90
Finance            11/04/97       235,000 (P)         $ 100.90
Investments (1)    11/05/97     2,650,000 (P)         $ 100.36
Finance            11/05/97     2,350,000 (P)         $ 100.36
Finance            11/14/97       719,000 (P)         $ 109.24
Investments (1)    11/14/97       781,000 (P)         $ 109.24
Investments (2)    11/20/97       530,000 (P)         $ 111.88
Finance            11/20/97       470,000 (P)         $ 111.88
Finance            11/21/97      (470,000)(S)         $ 114.09
Investments (2)    11/21/97      (530,000)(S)         $ 114.09

         (1) These Bonds were purchased or sold by Offshore, which has no beneficial ownership of same pursuant to an Investment Management Agreement with Investments.

         (2) These Bonds were purchased by Securities, which has no beneficial ownership of same pursuant to an Investment Management Agreement with Investments.

         (d) - (e)

         No material change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and restated in its entirety to read as follows:

         Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:     November 25, 1997



                                  HBK INVESTMENTS L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese,
                                         Chief Financial Officer (1)



                                  HBK MAIN STREET INVESTMENTS L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese,
                                         Chief Financial Officer (2)


                                  HBK FINANCE L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese,
                                         Chief Financial Officer (3)


(1) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Main Street Investments L.P. previously has been filed with the Securities and Exchange Commission.

(3) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Finance L.P. previously has been filed with the Securities and Exchange Commission.

EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1          Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.